                              Filed by Pennsylvania Real Estate Investment Trust
                                    Subject Company: Crown American Realty Trust
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       Under the Securities Exchange Act of 1934
                                     Registration Statement File No.: 333-107902


                                      Pennsylvania Real Estate Investment Trust
     [LOGO OMITTED]                   200 South Broad Street
     [LOGO OMITTED]                   Philadelphia, PA 19102
                                      www.preit.com
                                      -------------
                                      Phone:  215-875-0700
                                      Fax:    215-546-7311
                                      Toll Free: 866-875-0700

FOR FURTHER INFORMATION:




AT THE COMPANY                         AT KCSA PUBLIC RELATIONS WORLDWIDE
---------------                        --------------------------------------------
Edward A. Glickman                     Todd Fromer                Evan Smith, CFA
Executive Vice President and CFO       (Investor Relations)       (212) 896-1251
(215) 875-0700                         (212) 896-1215             (Media Relations)



FOR IMMEDIATE RELEASE
---------------------
November 5, 2003

                Pennsylvania Real Estate Investment Trust Reports
                     2003 Third Quarter & Nine Month Results

Philadelphia, PA, November 5, 2003, Pennsylvania Real Estate Investment Trust ("PREIT") (NYSE: PEI) today announced the results for the third quarter and nine months ended September 30, 2003.

2003 Third Quarter Highlights
o Net income for the 2003 third quarter increased to $34.9 million from $8.2 million in the 2002 third quarter. Third quarter 2003 net income includes income from discontinued operations of $25.7 million compared to $5.6 million in the third quarter of 2002.

o Net income per share for the 2003 third quarter increased to $1.79 from $0.49 in the 2002 third quarter. Third quarter 2003 net income per share includes income from discontinued operations of $1.32 per share compared to $0.34 per share in the third quarter of 2002.

o Funds From Operations (FFO) for the 2003 third quarter increased 17.9% to $14.5 million from $12.3 million in the 2002 third quarter.

o FFO per share was $0.67 for the 2003 third quarter unchanged from $0.67 in the 2002 third quarter despite the effect on per share FFO of the issuance of 6,325,000 shares during the quarter.

During the third quarter 2003, the Company completed the sale of its multifamily portfolio. The wholly-owned multifamily properties are classified as discontinued operations on the consolidated statements of income. The joint-venture multifamily properties are included as continuing operations. The Company's presentation of net operating income (NOI) and mortgage notes within this press release for periods prior to the third quarter of 2003 has been revised to reflect this classification.

o Combined NOI for 2003 third quarter increased 65.1% to $31.7 million from $19.2 million for the 2002 third quarter.

     o Same store NOI for the Company's retail portfolio decreased by 2.2% from the 2002 third quarter.

PREIT Announces Third Quarter 2003 Results
November 5, 2003
Page 2

Third Quarter Results
Net income for the third quarter ended September 30, 2003 was $34,924,000, or $1.79 per share, on 19,488,000 weighted average shares of beneficial interest outstanding, compared with $8,178,000, or $0.49 per share, on 16,566,000 weighted average shares of beneficial interest outstanding for the 2002 third quarter. Net income for the third quarter of 2003 included gains on sale of $33,955,000, including $27,726,000 from the sale of two wholly-owned multifamily properties to affiliates of Morgan Properties and $6,229,000 from the sale of the Company's interests in two joint venture multifamily properties. A substantial portion of the gain on sale met the requirements for a tax-deferred exchange with the Rouse shopping malls acquisition.

For the third quarter ended September 30, 2003, the Company's total FFO increased 17.9% to $14,502,000 from $12,297,000 for the comparable three-month period in 2002. This increase is a result of the acquisition of six shopping malls from The Rouse Company and the acquisition of the remaining 70% interest in Willow Grove Park, Willow Grove, PA. This increase was partially offset by the disposition of the last two wholly-owned multifamily properties and two joint-venture multifamily properties; termination fees of approximately $1,236,000 on the two interest rate swap agreements which had a maturity date of December 15, 2003 and approximately $500,000 in costs associated with the acquisition of the six shopping malls from The Rouse Company and the previously announced proposed merger with Crown American Realty Trust ("Crown") (NYSE:CWN). Such costs may not be capitalized under GAAP. A reconciliation of net income to FFO can be found on page 10.

FFO per share was $0.67 in the third quarter of 2003 unchanged from $0.67 in the third quarter of 2002. FFO increased as a result of the acquisition of six shopping malls from The Rouse Company and the acquisition of the remaining 70% interest in Willow Grove Park. However, the income per share related to these acquisitions was offset by the weighted average effect of the 6,325,000 common shares issued in the Company's public offering in August 2003; the disposition of the last two wholly-owned multifamily properties and two joint-venture multifamily properties; termination fees of approximately $1,236,000 on the two interest rate swap agreements which had a maturity date of December 15, 2003 and approximately $500,000 in costs associated with the acquisition of the six shopping malls from The Rouse Company and the previously announced proposed merger with Crown. Such costs may not be capitalized under GAAP. A reconciliation of net income to FFO can be found on page 10.

Weighted average shares of beneficial interest/Operating Partnership units outstanding (collectively, shares) increased by 17.7% to 21,537,000 for the quarter ended September 30, 2003 from 18,305,000 for the quarter ended September 30, 2002. This increase is a result of the 5,500,000 common share offering underwritten by Lehman Brothers Inc. which occurred on August 21, 2003 and the purchase of an additional 825,000 shares by Lehman Brothers under the over-allotment option granted in connection with the public offering.

NOI from wholly-owned properties and the Company's proportionate share of partnerships and joint venture properties increased 65.1% to $31,664,000 for the third quarter of 2003 from $19,178,000 for the third quarter of 2002. This increase is a result of the acquisition of six shopping malls from The Rouse Company and the acquisition of the remaining 70% interest in Willow Grove Park. The NOI increase was partially offset by the disposition of the last two wholly-owned multifamily properties and two joint-venture multifamily properties. A reconciliation of net income to net operating income can be found on page 11.

PREIT Announces Third Quarter 2003 Results
November 5, 2003
Page 3

Nine Month Results
Net income for the nine months ended September 30, 2003 was $184,538,000, or $10.51 per share, on 17,560,000 weighted average shares of beneficial interest outstanding compared to $16,347,000, or $1.01 per share, on 16,239,000 weighted average shares of beneficial interest outstanding for the nine months ended September 30, 2002. Net income for the nine months ended September 30, 2003 included gains on sale of $189,668,000 consisting of $177,926,000 from the sale of fifteen wholly-owned multifamily properties, $10,630,000 from the sale of Company's interest in four joint venture multifamily properties and $1,112,000 from the sale of land at Crest Plaza Shopping Center, Allentown, PA to Target. A substantial portion of the gain on sale from the multifamily portfolio met the requirements for a tax-deferred exchange as a result of the Rouse shopping malls acquisition.

FFO for the nine months ended September 30, 2003 totaled $40,877,000, an increase of 14.8% over $35,615,000 for the comparable nine-month period in 2002. This increase is a result of the acquisition of six shopping malls from The Rouse Company and the acquisition of the remaining 70% interest in Willow Grove Park. The increase was partially offset by the disposition of the 19 multifamily properties; termination fees of approximately $1,236,000 on the interest rate swap agreements which had a maturity date of December 15, 2003 and approximately $500,000 in costs associated with the acquisition of the six shopping malls from The Rouse Company and the previously announced proposed merger with Crown. A reconciliation of net income to FFO can be found on page 10.

FFO per share for the nine-month period was $2.10 on 19,498,000 weighted average shares outstanding, compared to $1.97 per share on 18,059,000 weighted average shares outstanding for the nine months ended September 30, 2002. This increase is a result of the acquisition of six shopping malls from The Rouse Company and the acquisition of the remaining 70% interest in Willow Grove Park. The increase was partially offset by the weighted average effect of the 6,325,000 common shares issued in connection with the Company's public offering in August 2003; the disposition of the remaining two wholly-owned multifamily properties and two joint-venture multifamily properties; termination fees of approximately $1,236,000 on the interest rate swap agreements which had a maturity date of December 15, 2003 and approximately $500,000 in costs associated with the acquisition of the six shopping malls from The Rouse Company and the previously announced proposed merger with Crown. A reconciliation of net income to FFO can be found on page 10.

NOI from wholly-owned properties and the Company's proportionate share of partnerships and joint venture properties totaled $77,391,000 for the nine months ended September 30, 2003, an increase of 41.0% compared with $54,890,000 for the nine months ended September 30, 2002. A reconciliation of net income to net operating income can be found on page 11.

Retail Performance & Occupancy Levels
In the third quarter of 2003, same store NOI for the Company's retail portfolio decreased 2.2% or $312,000 compared to the third quarter of 2002. Lease termination payments of $15,000 were included in same store NOI for the third quarter of 2003, while lease termination payments included in same store NOI for the third quarter of 2002 were $341,000.

Occupancy in the Company's same store retail portfolio decreased to 95.0%, 166 basis points lower than the 96.6% occupancy rate in the third quarter of 2002. The closing of the Ames store at Dartmouth Mall, Dartmouth, MA was the primary cause of the decrease in the Company's same store occupancy level and same store NOI during the third quarter of 2003. The Company has executed a non-binding letter of intent for the sale of a pad site including the former Ames store at Dartmouth Mall to the May Company for the addition of a 140,000 square foot Filene's Department Store.

PREIT Announces Third Quarter 2003 Results
November 5, 2003
Page 4

The Company's power centers and enclosed malls were 97.7% and 86.3% occupied, respectively, as of September 30, 2003. The Company's same store mall properties reported sales of $377 per square foot in the trailing twelve months ended September 30, 2003, as compared with $382 per square foot in the comparable period ended September 30, 2002.

Leasing Update
During the 2003 third quarter, the Company executed forty-three retail leases encompassing 356,657 square feet at an average rent per square foot of $10.37. New leases for previously leased space accounted for five transactions totaling 16,243 square feet at an average rent of $32.85, or $6.13 higher than the average prior rent. Twenty-one tenants renewed leases, representing 159,503 square feet at an average renewal rent of $12.65 per square foot, an increase of $0.89 per square foot over the rent at expiration. The Company also executed transactions for seventeen formerly vacant spaces totaling 180,911 square feet with an average rent of $6.35 per square foot. These formerly vacant spaces include a ground lease for a 136,010 square foot store with Target at Prince Georges Plaza, Hyattsville, MD with a base rent of $2.21 per square foot and sixteen leases for 44,901 square feet at $18.90 per square foot.

Portfolio Composition
The Company ended the 2003 third quarter with investments in real estate of $1,310,068,000, an increase of $137,131,000 from $1,172,937,000 in the second quarter of 2003. This increase is primarily due to the acquisition of the remaining 70% interest in Willow Grove Park and a 6.08 acre parcel adjacent to Plymouth Meeting Mall.

Strategic Update
Ronald Rubin, Chairman and Chief Executive Officer of PREIT, said, "Third quarter results reflect PREIT's successful transformation to a retail focused REIT. The Company's 17.9% increase in total FFO to $14.5 million in the third quarter is attributable to the recent acquisition of six shopping malls from The Rouse Company and the purchase of the remaining interest in Willow Grove Park. In addition, the completed sale of our four remaining multifamily properties in the third quarter enables management to concentrate its efforts on improving the performance of our recently expanded retail portfolio.

We look forward to holding our Special Meeting of Shareholders on November 11, 2003 to vote on the approval of our merger with Crown American Realty Trust and expect to complete the merger in the fourth quarter. Combined with the Rouse transaction, the Crown merger positions PREIT as a leading shopping mall REIT in the Mid-Atlantic region. Through the strength of our leasing and redevelopment expertise, we believe the larger platform will provide strong long-term growth potential."

Jonathan B. Weller, PREIT's President and Chief Operating Officer, commented, "We continue to explore means of building value with our current portfolio. In the third quarter, PREIT purchased a 6.08 acre parcel adjacent to the Plymouth Meeting Mall, which had been acquired earlier as part of the Rouse transaction in June 2003. The parcel expands the amount of retail space available to add new quality tenants and enhance the overall value of the mall. The Company also signed a letter of intent to sell a pad site, including the former Ames Store, at Dartmouth Mall for the addition of a 140,000 square foot Filene's Department Store scheduled to open in fall 2004."

PREIT Announces Third Quarter 2003 Results
November 5, 2003
Page 5

Other Events

Equity Offering
On August 21, 2003, PREIT issued 5,500,000 common shares in a public offering at $29.75 per share. On August 28, 2003, The Company issued an additional 825,000 common shares at $29.75 pursuant to an over-allotment option granted to the underwriter, Lehman Brothers Inc., in connection with the offering. The Company received net proceeds from the offering of approximately $184 million, including the proceeds from the exercise of the over-allotment option, after deducting payment of the underwriting discount of $0.25 per share and offering expenses.

Acquisition of Remaining Interest in Willow Grove Park
During the third quarter of 2003, the Company acquired the remaining 70% interest in Willow Grove Park, Willow Grove, Pennsylvania, from its partner, Pennsylvania State Employee Retirement System ("PaSERS"), and PREIT now owns 100% of the shopping mall. The purchase price was $122.3 million which included $45.5 million in cash from the proceeds of the Company's recent equity offering and $76.8 million in assumed debt bearing interest at 8.39% and maturing in 2006.

As of September 30, 2003, the in-line sales volume for the mall was $404 per square foot with in-line occupancy of 91.7%. Based on anticipated operating income from the mall for 2004, the purchase price would represent an unleveraged return of approximately 9.0% on cost.

Willow Grove Park, a 1.2 million square foot regional mall, is located 12 miles north of Philadelphia in Willow Grove, Pennsylvania. The three-level mall is anchored by Bloomingdale's, Macy's, Sears and Strawbridge's and currently has 127 in-line tenants including specialty stores such as Abercrombie & Fitch, Cache, Coach and Williams-Sonoma.

Acquisition of 6.08 Acre Parcel Adjacent to Plymouth Meeting Mall
During the third quarter of 2003, the Company acquired a 6.08 acre parcel adjacent to Plymouth Meeting Mall, Plymouth Meeting, PA, from IKEA. The purchase price for the parcel, containing a vacant 160,000 square foot, two-story building, was $15.75 million consisting of $13.5 million in cash paid to IKEA from the proceeds of the Company's recent equity offering and approximately 72,000 Operating Partnership Units paid to affiliates of O'Neill Properties Group, L.P., holders of an option to acquire the parcel.

The parcel is adjacent to the 813,000 square foot Plymouth Meeting Mall, which was acquired by PREIT in June 2003. The Mall had an occupancy rate of 94.4 % and in-line tenant sales of $264 per square foot as of September 30, 2003. The 160,000 square foot building was previously the first IKEA store to open in the United States in 1985. The IKEA store relocated to a significantly larger space in the immediate area in January 2003.

PREIT Announces Third Quarter 2003 Results
November 5, 2003
Page 6

Multifamily Disposition
During the third quarter of 2003 the Company completed the sale of its remaining two wholly-owned multifamily properties, Emerald Point in Virginia Beach, VA and Regency Lakeside in Omaha, NE, to affiliates of Morgan Properties. The purchase price for the two properties was approximately $81.4 million, including assumed debt of $33.8 million, with net proceeds of $44.3 million.

During the third quarter 2003, the Company also completed the sale of its remaining two joint venture multifamily properties, Fox Run in Warminster, PA and Will-O-Hill in Reading, PA, to its joint venture partners. The purchase price was approximately $8.6 million, including assumed debt of $3.4 million, with net proceeds of $5.0 million. The Company recorded a gain from the sale of these properties of $6.2 million in the third quarter of 2003.

PREIT has now completed the sale of its entire multifamily portfolio. With these most recent closings, the Company has received approximately $417.0 million in the aggregate for all 19 multifamily properties.

Crown Merger Agreement
During the second quarter of 2003, PREIT and Crown American Realty Trust (NYSE:
CWN) announced that they entered into a definitive merger agreement under which Crown will merge into PREIT. The merger will position PREIT as a leading shopping mall REIT in the Mid-Atlantic region. The boards of trustees of both companies have unanimously approved the merger.

Special Meeting of Shareholders
The Company will hold a Special Meeting of Shareholders on Tuesday, November 11, 2003 at 11:00 a.m. EST to consider and vote on the merger with Crown American Realty Trust (NYSE: CWN), announced May 14, 2003, and to consider and vote on other matters. The meeting will be held at Park Hyatt Philadelphia at the Bellevue, 200 South Broad Street. A complete Proxy Statement was mailed to shareholders of record as of September 25, 2003. A copy of this document is available on PREIT's website, www.preit.com.

The Special Meeting of Shareholders will be broadcast in a live "listen only" mode via the internet at the Company's website, www.preit.com, or at www.vcall.com. Please allow extra time prior to the scheduled starting time to visit the site and download any necessary audio software.

Line of Credit
As of September 30, 2003, the Company had paid down its secured revolving line of credit and its unsecured line of credit to a zero outstanding balance. The Company had also paid off the acquisition term loan used for the purchase of the six Rouse malls. On September 30, 2003, the Company had $119,500,000 of available borrowing capacity remaining under its secured revolving line of credit with the existing property collateral pool and $25,000,000 available under the unsecured line of credit. The unsecured line of credit expired by its terms in October 2003.

PREIT Announces Third Quarter 2003 Results
November 5, 2003
Page 7

Capital Resources
Edward Glickman, Chief Financial Officer of PREIT commented, "With the proceeds from the Company's recent offering of 6,325,000 common shares, the Company paid off its acquisition term loan and paid down both the secured line of credit and the unsecured line of credit. Presently, the Company has received commitments from a lender group, led by Wells Fargo, to replace our current $200 million secured line of credit facility with a $500 million unsecured revolving line of credit. The new facility, priced comparably with other recent transactions completed in the marketplace, will provide the Company with the financial flexibility necessary to pursue strategic acquisitions and redevelopment opportunities into the future.

Subject to documentation, it is PREIT's intention to close the new line of credit concurrently with the impending merger with Crown. Initial borrowings will be used to fund transaction expenses and debt restructuring costs. We believe that the balance sheet will be adequately positioned to handle our investment and operational capital needs going forward."

2003 and 2004 Forecast
PREIT has revised its estimates for calendar years 2003 and 2004. For modeling purposes, PREIT assumed that the merger with Crown will be in the mid-point of the fourth quarter of 2003, with the first full year of combined operations in calendar year 2004. After giving effect to the recent equity offering and the other transactions during the third quarter, PREIT now estimates FFO for calendar year 2003 to be $2.84 to $2.96 per share inclusive of a one-time non-recurring charge of approximately $6.75 million for expenses related to the merger with Crown. Assuming completion of the Crown merger, the Company now estimates FFO for the calendar year 2004 to be $3.62 to $3.82 per share.

Dividend Declaration
On October 17, 2003, PREIT announced that its Board of Trustees has approved a quarterly cash dividend of $0.54 per common share, an increase of $0.03 per share, or 5.9%, which is consistent with the increase provided for under the Merger Agreement with Crown. On an annualized basis, PREIT's dividend is increasing from $2.04 to $2.16 per common share. The dividend will be paid on December 15, 2003 to holders of common shares and unitholders of record at the close of business on October 27, 2003. The December 15, 2003 dividend payment will be PREIT's 107th consecutive distribution since its initial dividend paid in August of 1962. Throughout its history, the Company has never omitted or reduced a shareholder dividend.

A copy of the Company's Distribution Reinvestment and Share Purchase Plan prospectus, enrollment forms and other information is available on the Company's web site at www.preit.com under Investor Information or by calling American Stock Transfer & Trust Company at (800) 278-4353, or the Company at (215) 875-0735. You should read the prospectus carefully before making any investment decisions.

Definitions
NAREIT defines FFO as income before gains (losses) on property sales and extraordinary items (computed in accordance with GAAP); plus real estate depreciation and similar adjustments for unconsolidated joint ventures after adjustments for non-real estate depreciation and amortization of financing costs. The Company computes FFO in accordance with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than the Company. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income is the most directly comparable GAAP measurement to FFO. The Company believes that FFO is helpful to investors as a measure of operating performance because it excludes various items included in net income that do not relate to or are not indicative of operating performance, such as various non-recurring items, gains on sales of real estate and depreciation and amortization of real estate.

PREIT Announces Third Quarter 2003 Results
November 5, 2003
Page 8

NOI is derived from real estate revenues (determined in accordance with GAAP) minus property operating expenses (determined in accordance with GAAP). NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income is the most directly comparable GAAP measurement to NOI. The Company believes that NOI is helpful to investors as a measure of operating performance because it is an indicator of the return on investment on the properties, and provides a comparison measurement of the properties over time. NOI excludes general and administrative expenses, management company revenues, interest income, interest expense, depreciation and amortization, income from discontinued operations and gains on sales of interests in real estate.

EBITDA is earnings before interest, taxes, depreciation and amortization. On a property level, EBITDA and NOI are equivalent; however, certain corporate revenues and expenses are added and deducted to/from NOI to derive EBITDA on a company wide basis. Specifically, management company revenues and interest income are added to NOI while corporate payroll and other general and administrative expenses are deducted from NOI to calculate EBITDA. The Company believes that net income is the most directly comparable GAAP measurement to EBITDA. The Company believes that EBITDA helps the Company and its investors evaluate the ongoing operating performance of its properties and facilitate comparisons with other REITs and real estate companies. These measures assist management by providing a baseline to assess property-level results, particularly as the Company acquires or sells assets. The EBITDA measures presented by the Company may not be comparable to other similarly titled measures of other companies.

Conference Call Information
Management has scheduled a conference call for 11:00 am Eastern Standard Time on November 5, 2003 to review the Company's third quarter results. To listen to the call, please dial (888) 858-4066 or (973) 935-2401 at least five minutes before the scheduled start time. Investors can also access the call in a "listen only" mode via the Internet on the Company website at www.preit.com or at www.vcall.com. Please allow extra time prior to the call to visit the site and download the necessary software to listen to the Internet broadcast. Financial and statistical information expected to be discussed on the call will be available on the Company's website at www.preit.com.

PREIT Announces Third Quarter 2003 Results
November 5, 2003
Page 9

For interested individuals unable to join the conference call, a replay of the call will be available through November 12, 2003 at (877) 519-4471 or (973) 341-3080 (Passcode: 4272846). The online archive of the webcast will be available over the same period.

About Pennsylvania Real Estate Investment Trust
Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on retail shopping malls and power centers (approximately 17.6 million square feet) located predominantly in the eastern United States. PREIT's portfolio currently consists of 32 properties in 7 states and includes 14 shopping malls, 14 strip and power centers and four industrial properties. In addition, there are two retail properties under development, which PREIT expects will add approximately 0.8 million square feet to its portfolio. PREIT is headquartered in Philadelphia, Pennsylvania.

This press release contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect PREIT's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. In particular, PREIT may not be able to consummate the merger with Crown, or if such transaction is consummated, PREIT's actual results may differ significantly from those expressed in any forward-looking statement. Certain factors that could cause PREIT not to consummate the transaction include, without limitation, the satisfaction of closing conditions applicable to the transaction (some of which are beyond PREIT's control). In addition, PREIT's business is subject to uncertainties regarding the revenues, operating expenses, leasing activities, occupancy rates, and other competitive factors relating to PREIT's portfolio and the properties proposed to be acquired and changes in local market conditions as well as general economic, financial and political conditions, including the possibility of outbreak or escalation of war or terrorist attacks, any of which may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. Some or all of such factors may also affect anticipated operating income for 2004 from Willow Grove Park and the forecasts referred to above. Such forecasts may also be impacted by the ability of the Trust to integrate the Crown properties efficiently and successfully following the anticipated merger. PREIT does not intend to and disclaims any duty or obligation to update or revise any forward-looking statements or industry information set forth in this press release to reflect new information, future events or otherwise.

In connection with the proposed merger between PREIT and Crown American Realty Trust referenced in the press release, PREIT and Crown American Realty Trust have filed a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials, as well as other materials filed with the Securities and Exchange Commission concerning PREIT and Crown American Realty Trust, at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents filed by PREIT may be obtained for free by directing a request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 S. Broad Street, Philadelphia, PA 19102; Attn: Investor Relations. These materials and other documents filed by Crown American Realty Trust may be obtained for free by directing a request to Crown American Realty Trust at Pasquerilla Plaza, Johnstown, Pennsylvania 15901;
Attn: Investor Relations.

                            [Financial Tables Follow]
                                      # # #
                ** A supplemental quarterly financial package **
          will be available on the Company's web site at www.preit.com.
                                                         --------------

PREIT Announces Third Quarter 2003 Results
November 5, 2003
Page 10
                   Pennsylvania Real Estate Investment Trust
                            Selected Financial Data

----------------------------------------------------------
FUNDS FROM OPERATIONS                                                Three Months Ended                  Nine Months Ended
----------------------------------------------------------      -----------------------------     -------------------------------
(In thousands, except per share amounts)                        Sept 30, 2003   Sept 30, 2002     Sept 30, 2003     Sept 30, 2002
                                                                -------------   -------------     --------------    -------------
Net income                                                        $ 34,924         $ 8,178        $ 184,538            $ 16,347
      Minority interest in Operating Partnership                       989             249            2,099                 714
      Minority interest in discontinued operations                   2,382             637           18,268               1,118
      Gains on sales of interests in real estate                    (6,229)              -          (11,742)                  -
      Gains on dispositions of discontinued operations             (27,726)         (4,085)        (177,926)             (4,085)
      Depreciation and amortization:
          Wholly owned & consolidated partnerships, net              9,127(a)        3,233(a)        19,504(a)            9,146 (a)
          Unconsolidated partnerships & joint ventures               1,035(a)        1,971(a)         3,827(a)            5,815 (a)
          Discontinued operations                                        -           2,114            2,309               6,483
          Prepayment Refinancing Fee                                     -               -                -                  77
                                                                  --------        --------         --------            --------
FUNDS FROM OPERATIONS                                             $ 14,502(b)     $ 12,297(b)      $ 40,877(b)         $ 35,615 (b)
                                                                  ========        ========         ========            ========
FUNDS FROM OPERATIONS PER SHARE AND OP UNITS                         $0.67           $0.67            $2.10               $1.97
                                                                  ========        ========         ========            ========
Weighted average number of shares outstanding                       19,488          16,566           17,560              16,239
Weighted average effect of full conversion of OP units               2,049           1,739            1,938               1,820
                                                                  --------        --------         --------            --------
Total weighted average shares outstanding, including OP units       21,537          18,305           19,498              18,059
                                                                  --------        --------         --------            --------



a) Excludes depreciation of non-real estate assets, amortization of deferred financing costs and discontinued operations.
b) Includes the non-cash effect of straight-line rents of $765 and $264 for the 3rd quarter 2003 and 2002; and $1,750 and $744 for the year to date 2003 and 2002, respectively.


----------------------------------------------------                            Three Months Ended        Nine Months Ended
OPERATING RESULTS                                                             ----------------------   ------------------------
----------------------------------------------------                          Sept 30,     Sept 30,    Sept 30,       Sept 30,
(In thousands, except per share amounts)                                        2003       2002 (1)      2003          2002(1)
                                                                              --------     --------    ---------      ---------
REVENUE:
      Real estate revenues:
      Base rent                                                               $ 29,331     $ 11,929     $ 62,824       $ 33,150
      Percentage rent                                                              469          334          948            922
      Expense reimbursements                                                    13,553        3,353       26,389          9,151
      Lease termination revenue                                                     27          345          285            847
      Other real estate revenues                                                   592          372        1,712            944
                                                                              --------     --------     --------       --------
      Total real estate revenues                                                43,972       16,333       92,158         45,014
                                                                              --------     --------     --------       --------
      Management company revenue                                                 1,972        2,443        7,946          6,769
      Interest and other income                                                    217          144          552            519
                                                                              --------     --------     --------       --------
      Total revenues                                                            46,161       18,920      100,656         52,302
                                                                              --------     --------     --------       --------
EXPENSES:
      Property operating expenses:
      Property payroll and benefits                                             (2,596)        (928)      (5,231)        (2,671)
      Real estate and other taxes                                               (4,726)      (1,134)      (8,937)        (3,083)
      Utilities                                                                 (3,621)        (299)      (5,112)          (719)
      Other operating expenses                                                  (6,722)      (1,928)     (13,608)        (5,005)
                                                                              --------     --------     --------       --------
      Total property operating expenses                                        (17,665)      (4,289)     (32,888)       (11,478)
                                                                              --------     --------     --------       --------
      Depreciation and amortization                                             (9,192)      (3,298)     (19,699)        (9,341)
      General and administrative expenses:
      Corporate payroll and benefits                                            (3,707)      (3,696)     (11,292)       (10,742)
      Other general and administrative expenses                                 (4,615)      (2,516)     (10,876)        (7,596)
                                                                              --------     --------     --------       --------
      Total general & administrative expenses                                   (8,322)      (6,212)     (22,168)       (18,338)
                                                                              --------     --------     --------       --------
                                                                               (35,179)     (13,799)     (74,755)       (39,157)

      Interest expense                                                          (8,483)      (4,061)     (21,626)       (11,064)
Equity in income of partnerships and joint ventures                              1,821        1,719        5,621          5,178
Gains on sales of interests in real estate                                       6,229(2)         -       11,742(3)           -
                                                                              --------     --------     --------       --------
Income before minority interest and discontinued operations                     10,549        2,779       21,638          7,259
      Minority interest in properties                                             (311)           -         (518)             -
      Minority interest in Operating Partnership                                  (989)        (249)      (2,099)          (714)
                                                                              --------     --------     --------       --------
Income from continuing operations                                                9,249        2,530       19,021          6,545
Discontinued operations:
      Income from discontinued operations                                          331        2,200        5,859          6,835
      Minority interest                                                         (2,382)        (637)     (18,268)        (1,118)
      Gains on sales of real estate                                             27,726(4)     4,085      177,926(4)       4,085
                                                                              --------     --------     --------       --------
Total discontinued operations                                                   25,675        5,648      165,517          9,802
                                                                              --------     --------     --------       --------
NET INCOME                                                                    $ 34,924      $ 8,178    $ 184,538       $ 16,347
                                                                              ========     ========     ========       ========
BASIC EARNINGS PER SHARE
      From continuing operations                                                $ 0.47       $ 0.15       $ 1.08         $ 0.40
      From discontinued operations                                                1.32         0.34         9.43           0.61
                                                                              --------     --------     --------       --------
TOTAL BASIC EARNINGS PER SHARE                                                  $ 1.79       $ 0.49      $ 10.51          $1.01
                                                                              ========     ========     ========       ========
DILUTED EARNINGS PER SHARE
      From continuing operations                                                $ 0.47       $ 0.15       $ 1.06         $ 0.40
      From discontinued operations                                                1.29         0.34         9.26           0.60
                                                                              --------     --------     --------       --------
TOTAL DILUTED EARNINGS PER SHARE                                                $ 1.76       $ 0.49      $ 10.32         $ 1.00
                                                                              ========     ========     ========       ========
Weighted average number of shares outstanding                                   19,488       16,566       17,560         16,239
                                                                              --------     --------     --------       --------


1) Prior periods' revenues and expenses were adjusted for discontinued operations, which consists of disposed real estate assets.
2) 3rd quarter 2003 includes gains on sales of joint venture multifamily properties.
3) Year to date 2003 includes gain on sales of a parcel of land at Crest Plaza Shopping Center in Allentown, PA and gains on sales of joint venture multifamily properties.
4) 3rd quarter 2003 and year to date 2003 includes gains on sales of wholly-owned multifamily properties


PREIT Announces Third Quarter 2003 Results
November 5, 2003
Page 11

                                             Pennsylvania Real Estate Investment Trust
                                                      Selected Financial Data

-----------------------------------------------------          Three Months Ended                      Nine Months Ended
EQUITY IN INCOME OF PARTNERSHIPS                         ---------------------------------      --------------------------------
AND JOINT VENTURES                                       Sept 30, 2003       Sept 30, 2002      Sept 30, 2003      Sept 30, 2002
-----------------------------------------------------    -------------       -------------      -------------      -------------
(In thousands)
Gross revenues from real estate                            $  19,688           $  24,269          $  66,314          $  72,333
Expenses:                                                  =========           =========          =========          =========
   Property management expenses                                6,833               8,496             22,623             24,933
   Mortgage interest expense                                   6,331               7,906             21,121             23,722
   Depreciation and amortization                               3,018               4,541             11,215             13,324
                                                           ---------           ---------          ---------          ---------
Total expenses                                                16,182              20,943             54,959             61,979
                                                           ---------           ---------          ---------          ---------
Net revenues from real estate                                  3,506               3,326             11,355             10,354
Partners' share                                               (1,685)             (1,607)            (5,734)            (5,176)
                                                           ---------           ---------          ---------          ---------
EQUITY IN INCOME OF PARTNERSHIPS
       AND JOINT VENTURES                                  $   1,821           $   1,719          $   5,621          $   5,178
                                                           =========           =========          =========          =========

                                        Supplemental Information for Wholly Owned Properties
                              and the Company's Proportionate Share of Partnerships and Joint Ventures

-----------------------------------------------------          Three Months Ended                      Nine Months Ended
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION            ---------------------------------      --------------------------------
AND AMORTIZATION ("EBITDA")                              Sept 30, 2003       Sept 30, 2002 (1)  Sept 30, 2003      Sept 30, 2002 (1)
-----------------------------------------------------    -------------       -------------      -------------      -------------
(In thousands)
Gross revenues                                             $  43,972           $  16,333          $  92,158          $  45,014
Operating expenses                                           (17,665)             (4,289)           (32,888)           (11,478)
Minority interest in properties                                 (311)                  -               (518)                 -
                                                           ---------           ---------          ---------          ---------
Net operating income: wholly-owned properties                 25,996              12,044             58,752             33,536
Company's proportionate share of partnerships and
  joint ventures net operating income                          5,668               7,134             18,639             21,354
                                                           ---------           ---------          ---------          ---------
Combined net operating income                                 31,664 (2)          19,178   (2)       77,391 (2)         54,890   (2)
Interest income                                                  217                 144                552                519
Management company revenue                                     1,972               2,443              7,946              6,769
Total general & administrative expenses                       (8,322)             (6,212)           (22,168)           (18,338)
                                                           ---------           ---------          ---------          ---------
EBITDA                                                     $  25,531 (3)       $  15,553   (3)    $  63,721 (3)      $  43,840   (3)
                                                           =========           =========          =========          =========

1)   Prior periods' revenues and expenses were adjusted for discontinued operations, which consist of disposed real estate assets.

2)   NOI including the impact of disposed real estate assets was $32,165 and $26,640 for the 3 months ended 9/30/03 and 9/30/02 respectively; and was $90,769 and $77,883 for the 9 months ended 9/30/03 and 9/30/02, respectively.

3)   EBITDA including the impact of disposed real estate assets for the 3 months ended 9/30/03 and 9/30/02 was $26,032 and $23,015, respectively, and was $77,099 and $66,833 for the 9 months ended 9/30/03 and 9/30/02, respectively.


-----------------------------------------------------          Three Months Ended                      Nine Months Ended
RECONCILIATION OF NET INCOME TO PROPERTY LEVEL EBITDA    ---------------------------------      --------------------------------
AND TO PROPERTY LEVEL NET OPERATING INCOME               Sept 30, 2003       Sept 30, 2002      Sept 30, 2003      Sept 30, 2002
-----------------------------------------------------    -------------       -------------      -------------      -------------
(In thousands)
Net income                                                 $  34,924           $   8,178          $ 184,538          $  16,347
Minority interest in Operating Partnership                       989                 249              2,099                714
Equity in income from partnerships and joint ventures         (1,821)             (1,719)            (5,621)            (5,178)
Company's proportionate share of partnerships and
  joint ventures net operating income                          5,668               7,134             18,639             21,354
Gains on sales of interests in real estate                    (6,229)                  -            (11,742)                 -
Income from discontinued operations                          (25,675)             (5,648)          (165,517)            (9,802)
Depreciation and amortization:                                 9,192               3,298             19,699              9,341
Interest expense                                               8,483               4,061             21,626             11,064
                                                           ---------           ---------          ---------          ---------
Property level EBITDA                                         25,531              15,553             63,721             43,840
Interest income                                                 (217)               (144)              (552)              (519)
Management company revenue                                    (1,972)             (2,443)            (7,946)            (6,769)
Total general & administrative expenses                        8,322               6,212             22,168             18,338
                                                           ---------           ---------          ---------          ---------
PROPERTY LEVEL NET OPERATING INCOME                        $  31,664           $  19,178          $  77,391          $  54,890
                                                           =========           =========          =========          =========


-----------------------------------------------------                                           -------------      -------------
MORTGAGE NOTES AND BANK                                                                         September 30,      December 31,
LOANS PAYABLE                                                                                       2003                2002
-----------------------------------------------------                                           -------------      -------------
(In thousands)
Wholly-owned properties
  Mortgage notes payable                                                                          $ 620,535          $ 319,751
  Bank loans payable                                                                                      -            130,800
                                                                                                  ---------          ---------
                                                                                                    620,535            450,551
Company's proportionate share of
partnerships and joint ventures
  Mortgage notes payable                                                                            118,526            166,728
                                                                                                  ---------          ---------
Total mortgage notes and bank loans payable                                                       $ 739,061          $ 617,279
                                                                                                  =========          =========